UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     F.N.B. Corporation Salary Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               F.N.B. Corporation
                           2150 Goodlette Road North
                             Naples, Florida 34102

F.N.B. Corporation Salary Savings Plan
Audited Financial Statements and Supplemental Schedules
As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

                     F.N.B. Corporation Salary Savings Plan

             Audited Financial Statements and Supplemental Schedules


    As of December 31, 2002 and 2001 and for the year ended December 31, 2002




                                    Contents

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...............11
Schedule H, Line 4j - Schedule of Reportable Transactions....................13

                         Report of Independent Auditors

F.N.B. Corporation Salary Savings Plan
Naples, Florida

We have audited the accompanying statements of net assets available for benefits of F.N.B. Corporation Salary Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/Ernst & Young LLP

Birmingham, Alabama
June 5, 2003

                     F.N.B. Corporation Salary Savings Plan

                 Statements of Net Assets Available for Benefits


                                                          December 31,
                                                     2002              2001
                                             ------------------- --------------
Assets
Investments at fair value:
   Guaranteed interest accounts              $    1,450,122        $   1,344,877
   Interest in pooled separate accounts          11,864,042            9,553,516
   F.N.B. Corporation common stock               10,521,988            6,995,058
   Participant loans                                857,071              527,585
                                             --------------------- -------------
Net assets available for benefits            $   24,693,223         $ 18,421,036
                                             ===================== =============



See accompanying notes.

                     F.N.B. Corporation Salary Savings Plan

            Statement of Changes in Net Assets Available for Benefits


9

                                                       Year ended
                                                      December 31,
                                                          2002
                                                  ---------------------

Additions:
   Interest income                                   $       107,028
   Dividends                                                 668,651

   Contributions:
     Participant                                           2,446,821
     Employer                                              2,982,714

   Transfer in from merged plan                            2,763,536
                                                  ---------------------
Total additions                                            8,968,750

Deductions:
   Distributions to participants or beneficiaries          1,543,498
   Administrative expenses                                    54,122
                                                  ---------------------
Total deductions                                           1,597,620

Net depreciation in fair value of investments             (1,098,943)
                                                  ---------------------
Net increase                                               6,272,187

Net assets available for benefits:
   Beginning of year                                      18,421,036
                                                  ---------------------
   End of year                                       $    24,693,223
                                                  =====================

See accompanying notes.

                     F.N.B. Corporation Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 2002


1. Description of the Plan

The following description of the F.N.B. Corporation Salary Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, substantially covering all employees of the following subsidiaries of F.N.B. Corporation
(the "Corporation"): First National Bank of Florida; The Customer Service Center of F.N.B., LLC FL Division; First National Trust Company, FL Division; First National Investment Services Company, FL Division; and F.N.B. Affiliate Services. Employees who have completed 90 days of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 31, 2002, the Corporation completed its business combination with Central Bank Shares, Inc. ("Central"). Central's banking affiliate, Bank of Central Florida, was merged into First National Bank of Florida. Concurrently, the Bank of Central Florida Salary Savings Plan was merged into the Plan. On March 20, 2002, the net assets of the Bank of Central Florida Salary Savings Plan were transferred into the Plan.

Contributions

Under the Plan, participants may make voluntary pretax contributions to their accounts of up to 15% of their compensation. During 2002, the Corporation matched 50% of each eligible participant's contributions up to 6% of the participants' savings contributions. The Corporation, at its discretion, may also make a fixed non-elective contribution equal to 5% of the compensation of all eligible participants and may from time to time contribute to the Plan such additional amounts, as detailed in the Plan agreement.

Participants' savings contributions and employer matching contributions are designated under a qualified deferred arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

                     F.N.B. Corporation Salary Savings Plan

1. Description of the Plan (continued)

Participants may direct employee contributions into the following investment options: Principal Guaranteed Interest Account, Principal Money Market Separate Account, Russell Life Points Conservative Strategy Separate Account, Principal Government Securities Separate Account, High Quality Interim-Term Bond Separate Account, Principal High Quality Long-Term Bond Separate Account, Principal American Century Income and Growth Separate Account, Principal Russell Life Points Moderate Strategy Separate Account, Principal Large Capital Stock Index Separate Account, Principal Russell Life Points Balanced Strategy Separate Account, Principal Medium Company Value Separate Account, Principal Russell Life Points Aggressive Strategy Separate Account, Principal Russell Life Points Equity Aggressive Strategy Separate Account, Principal Total Market Stock Index Separate Account, Principal INVESCO Small Company Growth Separate Account, Principal Mid-Cap Growth Separate Account, Principal Mid-Cap Stock Index Separate Account, Principal Small-Cap Value Separate Account, Principal Small-Cap Stock Index Separate Account, Principal Voyager Separate Account, Principal International Stock Separate Account, and F.N.B. Corporation common stock.

Principal is the custodian of all the Plan's assets, with the exception of the F.N.B. Corporation common stock.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are immediately vested in their voluntary contribution plus actual earnings thereon. Participants are 100% vested in the employer's contribution and actual earnings thereon after five years of service (see vesting schedule below):

                                         Vesting Schedule

                           Years of Service               Percentage

                                    1                        20%
                                    2                        40%
                                    3                        60%
                                    4                        80%
                                    5                       100%

Forfeitures

Upon termination of a participant, the employer's contribution to which the participant is not vested is segregated into a separate account and is used to reduce the Plan's administrative expenses. Any remaining balance is distributed among the participant's accounts. For the year ended
December 31, 2002, forfeitures totaled $83,393.

Payment of Benefits

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum equal to the vested value of the participant's account. A participant who terminates service with a vested account balance of greater than $5,000 has two options: the participant may leave the account under the Plan or the participant may request a lump-sum distribution of the vested account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan also permits distributions in the event of the participant's permanent disability, death, or attainment of normal retirement age as defined by the Plan.

Administrative Expenses

All administrative expenses of the Plan, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.


Investment Valuation

The Principal pooled separate accounts investments are valued at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. Investments in shares of registered investment companies and guaranteed interest accounts are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The Corporation's common stock is traded on the Nasdaq Stock Market under the trading symbol "FBAN" and is valued using the closing price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            December 31,
                                                      2002              2001
                                               ------------------- -------------
Principal Financial Group, Inc.:
   Guaranteed Interest Account                    $   1,450,122     $ 1,344,877
   Money Market Separate Account                      4,496,416       1,297,760
   Large Capital Stock Index Separate Account         1,683,655       2,196,506
   Government Securities Separate Account             1,234,865         392,605
F.N.B. Corporation common stock*                     10,521,988       6,995,058

* Includes non-participant directed investments of $9,620,204 and $6,717,414 at December 31, 2002 and 2001, respectively.

During 2002, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Pooled separate accounts             $    (1,327,420)
F.N.B. Corporation common stock              228,477
                                  ---------------------
                                     $    (1,098,943)
                                  =====================

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments in F.N.B. Corporation common stock is as follows:

                                                    December 31,
                                             2002                  2001
                                      --------------------- -------------------
Investments at fair value:
   F.N.B. Corporation Common Stock       $     9,620,204     $ 6,717,414

                                                            Year ended
                                                           December 31,
                                                               2002
                                                       ---------------------
 Changes in net assets:
   Employer contributions                                 $     2,292,355
   Net appreciation in fair value of investments                  257,527
   Dividends                                                      626,079
   Distributions to participants or beneficiaries                (264,480)
   Transfers from participant-directed investments                 27,419
   Administrative expenses                                        (36,110)
                                                       ---------------------
                                                          $     2,902,790
                                                       =====================

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Parties-in-Interest Transactions

The First National Trust Company is the custodian for the F.N.B. Corporation Common Stock only. Certain plan investments are units of pooled separate accounts managed by Principal Life Insurance Company. The majority of administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

One of the investment options in the Plan is F.N.B. Corporation common stock.

                             SUPPLEMENTAL SCHEDULE

                     F.N.B. Corporation Salary Savings Plan
                                Plan Number: 003
                   Employer Identification Number: 25-1255406

                               Schedule H, Line 4i
                    Schedule of Assets (Held at End of Year)

                                December 31, 2002



                                        (c) Description of Investment
            (b) Identity of Issue,     Including Maturity Date, Rate of
             Borrower, Lessor, or        Interest, Collateral, Par or                          (e) Current
  (a)           Similar Party                   Maturity Value                (d) Cost            Value
--------- --------------------------- ----------------------------------- ------------------ -----------------

   *      Principal Financial
            Group, Inc.               Guaranteed Interest Account                       **   $      1,450,122

   *      Principal Financial         Money Market Separate Account
            Group, Inc.                                                                 **          4,496,416
                                      Russell Life Points Conservative
                                        Strategy Separate Account
                                                                                        **             13,103
                                      Government Securities Separate
                                        Account                                         **          1,234,865
                                      High Quality Interim-Term Bond
                                        Separate Account                                **            842,167
                                      High Quality Long-Term Bond
                                        Separate Account                                **            585,793
                                      American Century Income and
                                        Growth Separate Account                         **            308,362
                                      Russell Life Points Moderate
                                        Strategy Separate Account                       **             96,662
                                      Large Capital Stock Index
                                        Separate Account                                **          1,683,655
                                      Russell Life Points Balanced
                                        Strategy Separate Account                       **             25,424
                                      Medium Company Value Separate
                                        Account                                         **            558,795
                                      Russell Life Points Aggressive
                                        Strategy Separate Account                       **            140,144
                                      Russell Life Points Equity
                                        Aggressive Strategy Separate
                                        Account                                         **             31,178
                                      Total Market Stock Index Separate
                                        Account                                         **            214,206
                                      INVESCO Small Company Growth
                                        Separate Account                                **            234,279



                                      -11-

                    F.N.B. Corporation Salary Savings Plan
                                Plan Number: 003
                   Employer Identification Number: 25-1255406

                               Schedule H, Line 4i
                    Schedule of Assets (Held at End of Year) (continued)

                                December 31, 2002



                                        (c) Description of Investment
            (b) Identity of Issue,     Including Maturity Date, Rate of
             Borrower, Lessor, or        Interest, Collateral, Par or                          (e) Current
  (a)           Similar Party                   Maturity Value                (d) Cost            Value
--------- --------------------------- ----------------------------------- ------------------ -----------------

   *      Principal Financial
            Group, Inc. (continued)   Mid-Cap Growth Separate Account
                                                                                        **             13,003
                                      Mid-Cap Stock Index Separate
                                        Account                                         **            315,735
                                      Small-Cap Value Separate Account
                                                                                        **             52,049
                                      Small-Cap Stock Index Separate
                                        Account                                         **            207,707
                                      Voyager Separate Account                          **            339,611
                                      International Stock Separate
                                        Account                                         **            470,888
                                                                                             -----------------
                                                                                                   11,864,042
   *      F.N.B. Corporation          Common Stock - non-participant
                                        directed                                 8,772,578          9,620,204
                                      Common Stock - participant
                                        directed                                        **            901,784
                                                                                             -----------------
                                                                                                   10,521,988

   *      Participant Loans           Interest rates ranging from 4.25%
                                        to 11.50% maturing through 2006
                                                                                        **            857,071
                                                                                             -----------------
          Total Investments                                                                   $    24,693,223
                                                                                             =================

*Party-in-interest

**Column (d) has not been presented as this information is not applicable for participant directed transactions.

                     F.N.B. Corporation Salary Savings Plan
                                Plan Number: 003
                   Employer Identification Number: 25-1255406

                               Schedule H, Line 4j
                       Schedule of Reportable Transactions

                                December 31, 2002



                         (b) Description of Asset                                                 (h) Current Value of
  (a) Identity of Party  including interest rate    (c) Purchase      (d) Selling     (g) Cost     Asset on Transaction (i) Net Gain
         Involved        and maturity in case of a      Price             Price           Of       Date                     (Loss)
                         loan                                                             Asset
-----------------------  ---------------------      ----------------- ----------------- ---------- -------------------- ------------

Category (iii) - Series of transactions in excess of 5% of Plan assets

F.N.B. Corporation       Common Stock                $2,920,872          -              $2,920,872  $2,920,872                 -




There were no Category (i),  (ii), or (iv) reportable transactions for the year ended December 31, 2002.

Columns (e) and (f) are not presented as this information is not applicable.


                                   SIGNATURES



  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                         F.N.B. Corporation Salary Savings Plan




Date:  June 30, 2003     /s/Thomas E. Fahey
     ---------------     --------------------------------------
                         Thomas E. Fahey
                         Executive Vice President and
                          Chief Financial Officer